UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. _)*

Cytodyn Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

23283M101

(CUSIP Number)

October 18, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(*)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 23283M101

1.	NAMES OF REPORTING PERSONS Alpha Advisors, LLC (“AA”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒ Not Applicable
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.

SOLE VOTING POWER

As of October 18, 2013, AA beneficially owned 3,143,550 Common Shares of which 2,451,242.307 Common Shares were directly owned by Alpha Venture Capital Partners, L.P. (“AVCP”) and 692,307.693 Common Shares were directly owned by Alpha Venture Capital Fund, L.P. (“AVCF”). On April 1, 2014, AA continued to beneficially own 3,143,550 Common Shares, but, as a result of AA transferring 346,153.85 Common Shares from AVCF to AVCP on such date, 2,797,396.154 Common Shares were directly owned by AVCP and 346,153.846 Common Shares were directly owned by AVCF on such date. As of the date of filing of this Schedule 13G, AA beneficially owned 3,143,550 Common Shares, of which 2,797,396.154 Common Shares were directly owned by AVCP and 346,153.846 Common Shares were directly owned by AVCF.

Pursuant to the constituent agreements of AVCP and AVCF, AA, as investment advisor of AVCP and AVCF, has the exclusive power to make all investment decisions on behalf of AVCP and AVCF. This power includes the power to vote the Common Shares. As a party in direct control of AA, Carl Dockery (“Dockery”) may be deemed to have voting power of the Common Shares. However, Dockery disclaims beneficial ownership of the Common Shares.

	6.	SHARED VOTING POWER As of October 18, 2013, none. As of the date of filing of this Schedule 13G, none.
7.

SOLE DISPOSITIVE POWER

As of October 18, 2013, 3,143,550 Common Shares of which 2,451,242.307 were directly owned by AVCP and 692,307.693 were directly owned by AVCF. On April 1, 2014, AA continued to beneficially own 3,143,550 Common Shares, but, as a result of AA transferring 346,153.85 Common Shares from AVCF to AVCP on such date, 2,797,396.154 Common Shares were directly owned by AVCP and 346,153.846 Common Shares were directly owned by AVCF on such date. As of the date of filing of this Schedule 13G, AA beneficially owned 3,143,550 Common Shares, of which 2,797,396.154 Common Shares were directly owned by AVCP and 346,153.846 Common Shares were directly owned by AVCF.

Pursuant to the constituent agreements of AVCP and AVCF, AA, as investment advisor of AVCP and AVCF, has the exclusive power to make all investment decisions on behalf of AVCP and AVCF. This power includes the power to dispose of the Common Shares. As a party in direct control of AA, Dockery may be deemed to have dispositive power of the Common Shares. However, Dockery disclaims beneficial ownership of the Common Shares.

	8.	SHARED DISPOSITIVE POWER As of October 18, 2013, none. As of the date of filing of this Schedule 13G, none.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,143,550 Common Shares as of October 18, 2013. 3,143,550 as of the date of filing of this Schedule 13G.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐ Not Applicable
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) As of October 18, 2013: 5.66%. 5.64% as of the date of filing of this Schedule 13G
12.	TYPE OF REPORTING PERSON (See instructions) IA

CUSIP NO. 23283M101

1.	NAMES OF REPORTING PERSONS Alpha Venture Capital Partners, L.P. (“AVCP”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒ Not Applicable
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER As of October 18, 2013, none. As of the date of filing of this Schedule 13G, none.
6.

SHARED VOTING POWER

As of October 18, 2013, AVCP beneficially owned 2,451,242.307 Common Shares, all of which were directly owned by AVCP. On April 1, 2014, Alpha Advisors, LLC (“AA”), as investment advisor of AVCP, transferred 346,153.85 Common Shares from Alpha Venture Capital Fund, L.P. (“AVCF”) to AVCP. As a result, on April 1, 2014, AVCP beneficially owned 2,797,396.154 Common Shares, all of which were directly owned by AVCP. As of the date of filing of this Schedule 13G, AVCP beneficially owned 2,797,396.154 Common Shares, all of which were directly owned by AVCP.

Pursuant to the constituent agreement of AVCP, AA, as investment advisor of AVCP, has the exclusive power to make all investment decisions on behalf of AVCP. This power includes the power to vote the Common Shares. As a party in direct control of AA, Dockery may be deemed to have voting power of the Common Shares. However, Dockery disclaims beneficial ownership of the Common Shares.

	7.	SOLE DISPOSITIVE POWER As of October 18, 2013, none. As of the date of filing of this Schedule 13G, none.
8.

SHARED DISPOSITIVE POWER

As of October 18, 2013, AVCP beneficially owned 2,451,242.307 Common Shares, all of which were directly owned by AVCP. On April 1, 2014, AA, as investment advisor of AVCP, transferred 346,153.85 Common Shares from AVCF to AVCP. As a result, on April 1, 2014, AVCP beneficially owned 2,797,396.154 Common Shares, all of which were directly owned by AVCP. As of the date of filing of this Schedule 13G, AVCP beneficially owned 2,797,396.154 Common Shares, all of which were directly owned by AVCP.

Pursuant to the constituent agreement of AVCP, AA, as investment advisor of AVCP, has the exclusive power to make all investment decisions on behalf of AVCP. This power includes the power to dispose of the Common Shares. As a party in direct control of AA, Dockery may be deemed to have dispositive power of the Common Shares. However, Dockery disclaims beneficial ownership of the Common Shares.

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,451,242.307 Common Shares as of October 18, 2013. On April 1, 2014, AA, as investment advisor of AVCP, transferred 346,153.85 Common Shares from AVCF to AVCP. 2,797,396.154 as of the date of filing of this Schedule 13G.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐ Not Applicable
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) As of October 18, 2013: 5.04%. 5.02% as of the date of filing of this Schedule 13G
12.	TYPE OF REPORTING PERSON (See instructions) PN

CUSIP NO. 23283M101

1.	NAMES OF REPORTING PERSONS Carl Dockery (“Dockery”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒ Not Applicable
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER As of October 18, 2013, none. As of the date of filing of this Schedule 13G, none.
6.

SHARED VOTING POWER

As of October 18, 2013, Dockery indirectly beneficially owned 3,143,550 Common Shares of which 2,451,242.307 were directly owned by Alpha Venture Capital Partners, L.P. (“AVCP”) and 692,307.693 were directly owned by Alpha Venture Capital Fund, L.P. (“AVCF”). On April 1, 2014, Dockery continued to beneficially own 3,143,550 Common Shares, but, as a result of AA transferring 346,153.85 Common Shares from AVCF to AVCP on such date, 2,797,396.154 Common Shares were directly owned by AVCP and 346,153.846 Common Shares were directly owned by AVCF on such date. As of the date of filing of this Schedule 13G, Dockery indirectly beneficially owned 3,143,550 Common Shares, of which 2,797,396.154 were directly owned by AVCP and 346,153.846 were directly owned by AVCF.

Pursuant to the constituent agreements of AVCP and AVCF, Alpha Advisors, LLC (“AA”), as investment advisor of AVCP and AVCF, has the exclusive power to make all investment decisions on behalf of AVCP and AVCF. This power includes the power to vote the Common Shares. As a party in direct control of AA, Dockery may be deemed to have voting power of the Common Shares. However, Dockery disclaims beneficial ownership of the Common Shares.

	7.	SOLE DISPOSITIVE POWER As of October 18, 2013, none. As of the date of filing of this Schedule 13G, none.
8.

SHARED DISPOSITIVE POWER

As of October 18, 2013, Dockery beneficially owned 3,143,550 Common Shares of which 2,451,242.307 were directly owned by AVCP and 692,307.693 were directly owned by AVCF. On April 1, 2014, Dockery continued to beneficially own 3,143,550 Common Shares, but, as a result of AA transferring 346,153.85 Common Shares from AVCF to AVCP on such date, 2,797,396.154 Common Shares were directly owned by AVCP and 346,153.846 Common Shares were directly owned by AVCF on such date. As of the date of filing of this Schedule 13G, Dockery beneficially owned 3,143,550 Common Shares, of which 2,797,396.154 were directly owned by AVCP and 346,153.846 were directly owned by AVCF.

Pursuant to the constituent agreements of AVCP and AVCF, AA, as investment advisor of AVCP and AVCF, has the exclusive power to make all investment decisions on behalf of AVCP and AVCF. This power includes the power to dispose of the Common Shares. As a party in direct control of AA, Dockery may be deemed to have dispositive power of the Common Shares. However, Dockery disclaims beneficial ownership of the Common Shares.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,143,550 Common Shares as of October 18, 2013. 3,143,550 as of the date of filing of this Schedule 13G.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐ Not Applicable
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) As of October 18, 2013: 5.66%. 5.64% as of the date of filing of this Schedule 13G
12.	TYPE OF REPORTING PERSON (See instructions) IN

Item 1(a). Name of Issuer:

Cytodyn Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

1111 Main Street, Suite 660

Vancouver, Washington 98660

Item 2(a). Name of Person Filing:

The filers of this Schedule 13G report are Alpha Advisors, LLC (“AA”), Alpha Venture Capital Partners, L.P. (“AVCP”) and Carl Dockery (“Dockery”).

Item 2(b). Address of Principal Business Office, or if None, Residence:

The address of the principal business office of AA, AVCP and Dockery is:

2026 Crystal Wood Drive

Lakeland, FL 33801

Item 2(c). Citizenship:

AA is organized as a limited liability company under the laws of the State of Florida. AVCP is organized as a limited partnership under the laws of the State of Delaware. Dockery is a United States Citizen.

Item 2(d). Title of Class of Securities:

Common Shares, no par value (“Common Shares”)

Item 2(e). CUSIP Number:

23283M101

Item 3. If This Statement is Filed Pursuant to §240 13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

[ ] An investment adviser in accordance with §240 13d-1(b)(1)(ii)(E);

[ ] Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

Not applicable.

Item 4. Ownership

As of October 18, 2013, Dockery and AA owned beneficially 3,143,550 Common Shares, which represents 5.66% of Issuer’s 55,521,365 Common Shares outstanding as reported in Issuer’s registration on Form S-1 filed on November 15, 2013. Of such Common Shares, AVCP directly owned 1,634,161.538 Common Shares and warrants to purchase 817,080.769 Common Shares, and Alpha Venture Capital Fund, L.P. (“AVCF”) directly owned 461,538.462 Common Shares and warrants to purchase 230,769.231 Common Shares.

On April 1, 2014, Dockery and AA continued to beneficially own 3,143,550 Common Shares, but, as a result of AA transferring 346,153.85 Common Shares from AVCF to AVCP on such date, 2,797,396.154 Common Shares were directly owned by AVCP and 346,153.846 Common Shares were directly owned by AVCF on such date.

As of the date of filing of this Schedule 13G, the Dockery and AA owned beneficially 3,143,550 Common Shares, which represents 5.64% of Issuer’s 55,753,311 Common Shares outstanding, as reported in Issuer’s annual report on Form 10-K filed on July 10, 2014. Of such Common Shares, AVCP directly owned 1,864,930.769 Common Shares and warrants to purchase 932,465.385 Common Shares and AVCF directly owned 230,769.231 Common Shares and warrants to purchase 115,384.615 Common Shares.

AA, which makes all investment decisions on behalf of AVCP and AVCF, has sole dispository and voting power over the Common Shares. As a party in direct control of AA, Dockery may be deemed to have dispository and voting power of the Common Shares. Dockery disclaims beneficial ownership of the Common Shares.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

AA is the investment advisor to AVCP and AVCF.

As of October 18, 2013, Dockery and AA owned beneficially 3,143,550 Common Shares, which represents 5.66% of Issuer’s 55,521,365 Common Shares outstanding as reported in Issuer’s registration on Form S-1 filed on November 15, 2013. Of such Common Shares, AVCP directly owned 1,634,161.538 Common Shares and warrants to purchase 817,080.769 Common Shares, and AVCF directly owned 461,538.462 Common Shares and warrants to purchase 230,769.231 Common Shares.

On April 1, 2014, Dockery and AA continued to beneficially own 3,143,550 Common Shares, but, as a result of AA transferring 346,153.85 Common Shares from AVCF to AVCP on such date, AVCP directly owned 1,864,930.769 Common Shares and warrants to purchase 932,465.385 Common Shares on such date and AVCF directly owned 230,769.231 Common Shares and warrants to purchase 115,384.615 Common Shares on such date.

As of the date of filing of this Schedule 13G, the Dockery and AA owned beneficially 3,143,550 Common Shares, which represents 5.64% of Issuer’s 55,753,311 Common Shares outstanding, as reported in Issuer’s annual report on Form 10-K filed on July 10, 2014. Of such Common Shares, AVCP directly owned 1,864,930.769 Common Shares and warrants to purchase 932,465.385 Common Shares and AVCF directly owned 230,769.231 Common Shares and warrants to purchase 115,384.615 Common Shares.

AA and Dockery do not directly receive dividends or proceeds of sale from Common Shares owned by AVCP or AVCF.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

AA is an investment adviser in accordance with §240 13d-1(b)(1)(ii)(E). Dockery is a parent holding company or control person. Dockery holds a majority of the outstanding membership interests of AA.

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 2014

Alpha Advisors, LLC

By:	/s/ Carl Dockery
Name:	Carl Dockery
Title:	Manager

Alpha Venture Capital Partners, L.P.

By: Alpha Venture Capital Management, LLC
Title: General Partner

	By:	/s/ Carl Dockery
	Name:	Carl Dockery
	Title:	Manager

Carl Dockery

/s/ Carl Dockery
Carl Dockery

Exhibit A

JOINT FILING AGREEMENT FOR SCHEDULE 13G WITH RESPECT TO

CYTODYN INC. COMMON SHARES

PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: September 9, 2014

Alpha Advisors, LLC

By:	/s/ Carl Dockery
Name:	Carl Dockery
Title:	Manager

Alpha Venture Capital Partners, L.P.

By: Alpha Venture Capital Management, LLC
Title: General Partner

	By:	/s/ Carl Dockery
	Name:	Carl Dockery
	Title:	Manager

Carl Dockery

/s/ Carl Dockery
Carl Dockery